UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

                     For the Period Ended September 30, 2006

                        Commission file number: 000-33215

                             Caspian Services, Inc.
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                             Full Name of Registrant

                          257 East 200 South, Suite 340
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                     Address of Principle Executive Offices

                           Salt Lake City, Utah 84101
                           --------------------------
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


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Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The annual report of the registrant on Form 10-KSB could not be timely filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen calendar days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

          James Gunnell                  (801)                746-3700
          -------------                  -----                --------
          Name                         Area Code          Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In 2005, the Company changed its fiscal year end from December 31 to September 30. Therefore the financial information provided herein for 2005 covers the period from January 1, 2005 to September 30, 2005 (the "2005 transition period"). By comparison the information provided herein for 2006 covers the full twelve-month period from October 1, 2005 to September 30, 2006.

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         The Company anticipates that during the fiscal year ended September 30,
         2006, total revenues shall have increased 131% respectively compared to the 2005 transition period. This is attributable to several factors including, increased geophysical operations and the consolidation of Kazmorgeophysica, increased revenues from vessel operations as a result of improved utilization, increased fleet size and improving day rates, as well as, during the 2006 fiscal year we realized twelve months of revenue, whereas during the 2005 transition period we realized only nine months of revenue.

         The Company expects total operating expenses to have increased approximately 166% during the 2006 fiscal year compared to the 2005 transition period. This increase in operating expenses is attributable to higher operating costs resulting from increases in personnel, higher costs in goods resulting from inflation and the consolidation of Kazmorgeophysica and the fact that in fiscal 2006 we realized twelve months of expenses compared to nine months during the 2005 transition period.

         During the 2006 fiscal year the Company anticipates realizing net income from operations of $1,611,000 compared to $3,083,000 during the 2005 transition period. The Company anticipates realizing net loss of approximately $1,919,000 or $0.05 per share compared to net income of approximately $1,351,000 or $0.04 per share during the 2005 transition period.

                             Caspian Services, Inc.
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: December 29, 2006                          By:  /s/  James Gunnell
                                                     -------------------------
                                                     James Gunnell, Secretary

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